SEC FILE NUMBER:  000-50675
                                                                      ----------
                                                           CUSIP NUMBER:  37516R
                                                                         -------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

        (Check One): [ ] Form 10-K or 10-KSB [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q or 10-QSB [ ] Form N-SAR [ ] Form N-CSR

          For Period Ended:  September 30, 2005
                             ---------------------------------------------------

      [ ] Transition Report on Form 10-K or 10-KSB
      [ ] Transition Report on Form 10-Q or 10-QSB
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

          For the Transition Period Ended:
                                          --------------------------------------

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                                   -----------------------------
--------------------------------------------------------------------------------

                                     PART I.
                             REGISTRANT INFORMATION

Full name of registrant:          GIFT LIQUIDATORS, INC.
                        --------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number):
                                   270 Laurel Street, 1st Floor Office
--------------------------------------------------------------------------------

City, state and zip code:          Hartford, CT 06105
                         -------------------------------------------------------

                                    PART II.
                             RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III.
                                    NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          We were not able to file our Quarterly Report on Form 10-QSB, for the three-month period ended September 30, 2005, on or prior to November 14, 2005, because: 1) our company changed auditors (as reported in our Current Report on Form 8K, dated September 23, 2005; and 2) our company recently underwent a change in control (as reported in our Current Report on Form 8-K, dated September 29, 2005), when David Mladen became the controlling shareholder of the Company by purchasing securities representing approximately 51% of our Common Stock (on an as-converted basis). In connection with such change in control, our officers and directors resigned and were replaced by David Mladen. As a result of this change in auditors and this change in control, our financial information was not compiled and reviewed internally in a time frame sufficient to permit our independent auditors to review our financial statements on a timely basis, without unreasonable effort and expense. It is anticipated that our Quarterly Report on Form 10-QSB, for the three-month period ended September 30, 2005, along with our unaudited financial statements for such period, will be filed on or before the 5th calendar day following the prescribed due date.

                                    PART IV.
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

        David Mladen                  (860)             246-7672
--------------------------------------------------------------------------------
           (Name)                  (Area Code)      (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

                             GIFT LIQUIDATORS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2005                               By: /s/David Mladen
      -----------------------                             ----------------------
                                                       Name:  David Mladen
                                                       Title: President

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                                       3